

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2011

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Re: SCBT Financial Corporation
Registration Statement on Form S-3
Filed March 23, 2011
File No. 333-172970

Dear Mr. Hill:

We have limited our review of your filing to the issues addressed in our comment below. Please respond to this letter by amending your registration statement, as appropriate, and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Securityholders, page 31

1.   Please advise the staff whether each selling securityholder is an affiliate, as defined by Rule 405, of a broker-dealer. If any of the selling securityholders are affiliates of broker-dealers, then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities to be resold in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are underwriters*. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3436 with any questions.

Sincerely,

Gregory Dundas
Senior Counsel

cc: Neil E. Grayson
        John M. Jennings
        Nelson Mullins Riley & Scarborough LLP
        104 South Main Street
        Greenville, South Carolina 29601